Oxford, UK, 9 January 2003 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) has signed a contract with Wyeth Pharmaceuticals, Inc. (NYSE: WYE) to provide proteomics services for Wyeth Research. Under the agreement, OGS will analyse biological samples from control and disease-associated groups to identify bio-markers. These bio-markers can then be used by Wyeth in ongoing research.
David Ebsworth, Ph.D., CEO of OGS said, "This is the first proteomics deal with a new major pharmaceutical company since December 2000. We are pleased to add Wyeth to our list of customers. Additionally, this contract and the one signed recently with Pfizer, brings our Proteomics division nearer to its objective to reach profitability in 2003."
The specific terms for the agreement have not been disclosed, however, this exploratory study represents a relatively small collaboration.

For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, Ph.D., Chief Executive Officer
Tel: +44 (0) 1235 208 000
Website: www.ogs.com

Financial Dynamics
UK Media and Investors
Melanie Toyne-Sewell
Francetta Carr
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626


Endnotes

About OGS
OGS is a research and product development company with three distinct business units - proteomics, inherited storage disorders and oncology. In proteomics, the comprehensive study of proteins, OGS has developed a patented technology platform, integrating high-throughput proteomics with genomics. OGS has proteomics collaborations with Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline, Pfizer, the Center for Drug Evaluation and Research of the US Food and Drug Administration (FDA), and the Cystic Fibrosis Foundation. OGS also has a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM. The second business unit is focused on the development of therapeutics to treat inherited glycosphingolipid (GSL) storage disorders.
Its first product, ZavescaTM (miglustat) has been approved by the European Commission for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. (Full prescribing information is available at www.ogs.com.) Zavesca is also undergoing further clinical investigations in other GSL storage disorders, including Late Onset Tay Sachs, Niemann-Pick type C and type 3 Gaucher disease. In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent.


This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions n which Zavesca (miglustat) is based and uncertainties related to the regulatory process.

This release is not regarded as notifiable for the purpose of the UKLA Listing Rules and is not being distributed via a Regulatory Information Service. It is being made available to the media, journalists, analysts and certain other selected third parties who have expressed an interest in receiving updates on the Company.